Exhibit 1.05
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
     Effective July 1, 2006, we acquired the business of DB Professionals, Inc., or DBPI, for a cash payment of $8.9 million and an additional cash payment of $1.4 million, on December 31, 2007 and subject to an adjustment down for any liability arising prior to this closing date. The acquisition was funded with cash from operations. In addition to the fixed cash payments, we also agreed to pay additional cash consideration of $1.4 million based on a specified financial target, subject to an upward or downward adjustment. The contingent cash payment is also subject to adjustment in the event of breaches of representations and warranties.
     In addition, on December 1, 2006, we acquired the business of Vis.align, Inc., or Vis.align, for a cash payment of approximately $4.7 million. In addition to the fixed cash payment, a contingent payment of up to $7.5 million is payable, partly in cash and partly in class A common shares of CDC Corporation, based upon 2007 and 2008 revenues. Revenues of Vis.align must exceed $20 million during each annual period for any additional consideration to be payable for that period.
     On November 28, 2006, China.com Inc. acquired a 100% equity interest in the TimeHeart Group, or TimeHeart, through the acquisition of its entire issued share capital. The components of the purchase price were: (i) cash consideration of $2.1 million; (ii) 27,320,490 restricted shares of China.com Inc. valued at $1.6 million at the commitment date; (iii) 10% of the issued share capital of CDC Mobile Media Corporation, a subsidiary of the Company, valued at $1.8 million at the date of acquisition; and (iv) contingent consideration which is based on a formula set out in the Agreement which will vary based on the performance of the TimeHeart Group in the fourth quarter of 2006 and in the year 2007. The contingent consideration is in the form of restricted shares of China.com Inc., equivalent to a maximum amount of $2.1 million. As of December 31, 2006, this contingent consideration had not been earned and accordingly, no adjustment for the contingent payment has been recorded in the consolidated financial statements.
     In July 2007, the Company acquired a 100% equity interest in Guangzhou Optics Communications Co., Ltd., or Optics, for a total cash consideration RMB100 million.
     Management has determined that the acquisitions of DBPI, Vis.align, TimeHeart and Optics each meet the threshold of individual significance under Securities and Exchange Commission regulations and are required to be presented separately in the pro forma data. The DBPI, Vis.align, TimeHeart and Optics acquisitions were accounted for under the purchase method of accounting, and, in accordance with SFAS No. 141, “Business Combinations”, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the date of the acquisition.
     The following unaudited pro forma financial data are for illustrative purposes only and are not necessarily indicative of the operating results that would have actually occurred had the business combinations occurred as described nor are they necessarily indicative of future operating results. The unaudited condensed consolidated balance sheet as of December 31, 2006 and the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2006 reflects the business combinations as if these transactions were completed on January 1, 2006. No pro forma balance sheet information is presented for DBPI, Vis.align and TimeHeart because the acquired assets and liabilities of these three entities were included in our consolidated balance sheet as of December 31, 2006.
     The pro forma adjustments are based on available information and certain assumptions that management believes are reasonable. The unaudited pro forma condensed consolidated financial information is for informational purposes only and should not be considered indicative of actual results that would have been achieved if the acquisition had been completed on the date or for the period presented, and does not purport to indicate consolidated balance sheet data or statement of operations data as of any future date or for any future period.
     The pro forma adjustments related to the purchase accounting for the acquisition are based on the information obtained to date and are subject to revision. The allocation of the purchase price is preliminary, based on estimated fair values, and will be adjusted based on a complete assessment of the fair value of net assets acquired, including an identification of any intangible assets, and other information obtained. Such adjustments could have a significant impact on the unaudited pro forma condensed consolidated financial information contained herein.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
     CDC Corporation expects to incur a number of non-recurring costs associated with combining the operations of these four acquisitions and the related elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the acquisitions. The following pro forma condensed consolidated statement of operations does not include any revenue or cost-saving synergies that may subsequently be achievable or the impact of non-recurring items directly related to the business combinations. These statements are not audited and the pro forma condensed consolidated financial data shown below should be read together with:
•	our separate audited historical consolidated financial statements as of and for the fiscal year ended December 31, 2006 and the accompanying notes;

•	the separate unaudited pre-acquisition historical financial statements for DBPI, Vis.align, TimeHeart and Optics and the accompanying notes;

•	the accompanying notes to the unaudited pro forma condensed combined and consolidated financial data.

					Pro Forma
	CDC		Pro Forma		As Adjusted
	Corporation	Optic	Adjustments	Notes	for Optic
ASSETS
Current assets:
Cash and cash equivalents	$223,548	$1,690	$(12,806)	4.1	$212,432
Restricted cash	1,996	—	—		1,996
Accounts receivable (net of allowance of $4,112 and $5,373 in 2005 and 2006, respectively)	64,437	2,339	—		66,776
Note receivable	25,000	—	—		25,000
Deposits, prepayments and other receivables	18,525	3,118	—		21,643
Available-for-sale securities	14,401	—	—		14,401
Restricted held-to-maturity securities	30,504	—	—		30,504
Deferred tax assets	5,061	—	—		5,061

Total current assets	383,472	7,147	(12,806)		377,813

Property and equipment, net	9,540	4,256	—		13,796
Goodwill	205,050	—	1,690	4.4	206,740
Intangible assets	104,069	6,757	2,268	4.3	113,094
Investments under cost method	217	—	—		217
Available-for-sale securities	112,045	—	—		112,045
Deferred tax assets	34,689	—	—		34,689
Other assets	8,351	—	—		8,351

Total assets	$857,433	$18,160	$(8,848)		$866,745

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$24,163	$7,403	$—		$31,566
Other payables	2,740	128	—		2,868
Purchase consideration payables	5,626	—	—		5,626
Accrued liabilities	36,787	27,513	(26,080)	4.3	38,220
Restructuring accruals, current portion	2,411	—	—		2,411
Short-term bank loans	18,991	—	—		18,991
Deferred revenue	46,033	—	—		46,033
Income tax payable	4,202	—	—		4,202
Deferred tax liabilities	1,641	—	—		1,641

Total current liabilities	142,594	35,044	(26,080)		151,558

Deferred tax liabilities	16,041	—	340	4.3	16,381
Convertible notes	161,859	—	—		161,859
Embedded derivatives related to convertible notes	5,786	—	—		5,786
Restructuring accruals, net of current portion	3,599	—	—		3,599
Other liabilities	419	8	—		427

Total liabilities	330,298	35,052	(25,740)		339,610

Minority interests	72,512	—	—		72,512

Contingencies and commitments

Shareholders’ equity:
Preferred shares, $0.001 par value; 5,000,000 shares authorized, no shares issued	—				—
Class A common shares, $0.00025 par value; 800,000,000 shares authorized; 114,092,737 shares issued as of December 31, 2006, 106,401,376 shares outstanding as of December 31, 2006	28	—	—		28
Ordinary common shares	—	3,625	(3,625)	4.2	—
Additional paid-in capital	692,143				692,143
Common stock held in treasury; 7,691,361 shares at December 31, 2006	(32,102)	—	—		(32,102)
Translation reserve	—	—	—		—
Accumulated deficit	(217,290)	(19,926)	19,926	4.2	(217,290)
Accumulated other comprehensive income	11,844	(591)	591	4.2	11,844

Total shareholders’ equity	454,623	(16,892)	16,892		454,623

Total liabilities and shareholders’ equity	$857,433	$18,160	$(8,848)		$866,745

UNAUDITED PRO-FORMA CONDENSED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

								YTD
		YTD			YTD			11/30/06			YTD			Pro-forma
		6/30/06	DBPI		11/30/06	Vis.align		Historical	TimeHeart		12/31/06	Optic		Combined
	CDC	Historical	Pro-forma		Historical	Pro-forma		TimeHeart	Pro-forma		Historical	Pro-forma		CDC
	Corporation	DBPI*	Adjustments	Note	Vis.align**	Adjustments	Note	(USD)	Adjustments	Note	Optic**	Adjustments	Note	Corporation
Revenues:
Software	$175,374	—	—		—	—		—	—		—	—		$175,374
Business Services	65,448	$9,292	—		$16,253	—		—	—		—	—		90,993
Mobil Services & Applications	31,862	—	—		—	—		$8,177	—		—	—		40,039
Internet & Media	10,064	—	—		—	—		—	—		—	—		10,064
On-Line Games	26,780	—	—		—	—		—	—		$6,196	—		32,976

Total revenues	309,528	9,292	—		16,253	—		8,177	—		6,196	—		349,446

Cost of revenues:
Software	74,532	—	—		—	—		—	—		—	—		74,532
Business Services	45,200	8,101	—		12,034	—		—	—		—	—		65,335
Mobil Services & Applications	13,004	—	—		—	—		2,143	—		—	—		15,147
Internet & Media	4,095	—	—		—	—		—	—		—	—		4,095
On-Line Games	10,631	—	—		—	—		—	—		7,034	461		18,126

Total cost of revenues	147,462	8,101	—		12,034	—		2,143	—		7,034	461		177,235

Gross profit	162,066	1,191	—		4,219	—		6,034	—		(838)	(461)		172,211

Operating expenses:
Selling, general and administrative expenses	125,500	260	—		7,085	—		1,405	—		7,529	279		142,058
Research and development expenses	19,981	—	—		—	—		1,158	—		—	—		21,139
Depreciation and amortization expenses	10,976	51	549	3.1	232	1,219	3.1	—	1,404	3.1	—	—		14,428
Restructuring expenses	1,974	—	—		—	—		—	—		—	—		1,974

Total operating expenses	158,431	311	549		7,317	1,219		2,563	1,404		7,529	279		179,599

Operating income (loss)	3,635	880	(549)		(3,098)	(1,219)		3,471	(1,404)		(8,367)	(740)		(4,580)

Other income (expense):
Total other income	12,579	3	—		(1,542)	—		10	—		2	—		11,053

Income before income taxes	16,214	883	(549)		(4,640)	(1,219)		3,482	(1,404)		(8,365)	(740)		3,662
Income tax benefit (expense)	(3,062)	—	(129)	3.2	—	—	3.3	(145)	(167)	3.4	—	111	3.5	(3,392)

Income (loss) before minority interests	13,152	883	(678)		(4,640)	(1,219)		3,336	(1,571)		(8,365)	(629)		270

Minority interests in income of consolidated subsidiaries	(2,312)	—	—		—	—		—	—		—	—		(2,312)

Income (loss) from continuing operations	$10,840	$883	$(678)		$(4,640)	$(1,219)		$3,336	$(1,571)		$(8,365)	$(629)		$(2,042)

Weighted average shares outstanding - Basic	107,951													107,951

Weighted average shares outstanding - Diluted	109,079													107,951

Earnings per share—Basic	$0.10													$(0.02)

Earnings per share—Diluted	$0.10													$(0.02)

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
Note 1 — Basis of Presentation
     The unaudited pro forma condensed consolidated financial statement of operations gives effect to the acquisition of DBPI, Vis.align, TimeHeart and Optics by CDC Corporation in four separate transactions to be accounted for as purchase business combinations, as if completed January 1, 2006. The unaudited condensed balance sheet gives effect to the acquisition of Optics as if completed on December 31, 2006.
     The unaudited pro forma condensed consolidated financial statements have been prepared, based on the consolidated financial statements of CDC Corporation, and in accordance with U.S. GAAP. This information is presented for illustrative purposes only. The condensed consolidated pro forma results are not necessarily indicative of the operating results that would have occurred if the business combinations had been consummated during the period or as of the dates for which the pro forma data is presented, nor is it necessarily indicative of the future operating results of CDC Corporation.
     The purchase price for DBPI, Vis.align, TimeHeart and Optics has been allocated to the assets acquired and liabilities assumed based upon management’s preliminary estimate of their respective fair values as of the date of acquisition. Definitive allocations will be performed when estimates are finalized.
Note 2 — Business Combination Transactions
     Purchase of DBPI:
     Effective July 7, 2006, we acquired the business of DBPI for a cash payment of $8.9 million and an additional cash payment of $1.4 million, payable in installments based upon excess cash available in DBPI’s bank account. The acquisition was funded with working capital cash from operations. In addition to the fixed cash payments, we also agreed to pay additional cash consideration of $1.4 million based on a specified financial targets, subject to an upward or downward adjustment. The contingent cash payment is also subject to adjustment in the event of breaches of representations and warranties.
     The allocation of the purchase price of $10.5 million, including direct expenses related to the acquisition, subject to adjustment pending the final appraisal report, was as follows:

(Amounts in 000’s)
Current assets	$3,308
Property and equipment, net	51
Goodwill	4,285
Intangible assets*	3,720

Total assets acquired	11,364

Current liabilities	(897)

Total liabilities assumed	(897)

Net assets acquired	$10,467

*	The weighted average useful life of all amortizable identifiable intangible assets acquired, which represented customer relationships, consultant databases, and non-compete agreements, is approximately 7.3 years. Trademarks have an indefinite useful life.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
     Purchase of Vis.align:
     On December 1, 2006, we acquired the business of Vis.align for a cash payment of approximately $4.7 million. In addition to the fixed cash payment, a contingent payment of up to $7.5 million is payable, partly in cash and partly in class A common shares of CDC Corporation, based upon 2007 and 2008 revenues. Revenues of Vis.align must exceed $20 million during each annual period for any additional consideration to be payable for that period.
     The allocation of the purchase price of $4.7 million, including direct expenses related to the acquisition, was as follows:

(Amounts in 000’s)
Current assets	$2,553
Property and equipment, net	261
Goodwill	1,838
Intangible assets*	4,990

Total assets acquired	9,642

Current liabilities	(4,759)
Long term liabilities	(233)

Total liabilities assumed	(4,992)

Net assets acquired	$4,650

*	The weighted average useful life of all amortizable identifiable intangible assets acquired, which represented customer relationships, contract backlog and trademark, is approximately 3.7 years.
Purchase of TimeHeart:
     On November 28, 2006, China.com Inc. acquired a 100% equity interest in the TimeHeart through the acquisition of its entire issued share capital. The components of the purchase price were: (i) cash consideration of $2.1 million; (ii) 27,320,490 restricted shares of China.com Inc. valued at $1.6 million at the commitment date; (iii) 10% of the issued share capital of CDC Mobile Media Corporation, a subsidiary of the Company, valued at $1.8 million at the date of acquisition; and (iv) contingent consideration which is based on a formula set out in the Agreement which will vary based on the performance of the TimeHeart Group in the fourth quarter of 2006 and in the year 2007. The contingent consideration is in the form of restricted shares of China.com Inc., equivalent to a maximum amount of $2.1 million. As of December 31, 2006, this contingent consideration had not been earned and accordingly, no adjustment for the contingent payment has been recorded in the consolidated financial statements.

     The preliminary allocation of the purchase price of $5.5 million including direct expenses related to the acquisition, subject to adjustment pending the final appraisal report, was as follows:

(Amounts in 000's)

Current assets	$1,728
Property and equipment, net	168
Goodwill	2,246
Intangible assets*	2,353

Total assets acquired	6,495

Current liabilities	(722)
Long term liabilitites	(261)

Total liabilities assumed	(983)

Net assets acquired	$5,512

*	The weighted average useful life of all amortizable identifiable intangible assets acquired, which represented customer relationships, contracts and software applications and programs, is approximately 2 years.
     Purchase of Optics:
     In July 2007, the Company acquired a 100% equity interest in Guangzhou Optics Communications Co., Ltd., or Optics, for a total cash consideration RMB100 million.
     The preliminary allocation of the purchase price of $12.8 million including direct expenses related to the acquisition, subject to adjustment pending the final appraisal report, was as follows:

(Amounts in 000's)

Current assets	$7,147
Property and equipment, net	4,256
Goodwill	1,690
Intangible assets*	9,025

Total assets acquired	22,118

Current liabilities	(8,964)
Long term liabilitites	(348)

Total liabilities assumed	(9,312)

Net assets acquired	$12,806

*	The weighted average useful life of all amortizable identifiable intangible assets acquired, which represented License agreements, customer relationships, distribution network and software applications and programs, is approximately3 years.

Note 3 — Pro forma Adjustments on Statement of Operations
3.1. To adjust for the amortization and depreciation of the intangible assets and fixed assets, respectively, of the acquired companies, based on the current purchase accounting estimates accounted for on a full-year basis. Intangibles are amortized over the estimated useful lives presented in the tables below. No change was made in either case to the carrying basis of the fixed assets or remaining depreciable lives of those fixed assets.
     DBPI Adjustments:
     To calculate the pro forma effect of fixed asset depreciation and intangible asset amortization for the portion of calendar year 2006 prior to acquisition, the following preliminary allocations were made, based on an independent, third-party valuation:

			($000’s) Estimated annual
	($000’s)	Estimated average	depreciation/
Fixed asset class, net	Depreciable basis	remaining useful life	amortization expense

Furniture and equipment	$51	5 years	$10

Intanble asset class:
Trade name/trademark	320	3 years	107
Non-compete agreement	150	2 years	75
Consultant database	250	7.5 years	33
Customer relationships	3,000	8 years	375

Total	3,720		590

Grand total	$3,771		$600

     The pro forma adjustment is for the full year estimated annual depreciation/amortization expense per the table above, less depreciation and amortization expense recorded by DBPI prior to the acquisition date.
     Vis.align Adjustments:
     To calculate the pro forma effect of fixed asset depreciation and intangible asset amortization for the portion of calendar year 2006 prior to acquisition, the following preliminary allocations were made, based on an independent, third-party valuation:

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS

			($000’s)
			Estimated annual
	($000’s)	Estimated average	depreciation/
Fixed asset class, net	Depreciable basis	remaining useful life	amortization expense
Data equipment	144	5 years	$29
Furniture and fixtures	36	5 years	7
Leasehold improvements	9	3 years	3
ERP System	72	3 years	24

Total	261		39

Intangible asset class:
Trade name/trademark	230	5 years	46
Contract backlog	860	2.2 years	391
Customer relationships	3,900	4 years	975

Total	4,990		1,412

Grand total	$5,251		$1,451

     The pro forma adjustment is for the full year estimated annual depreciation/amortization expense per the table above, less depreciation and amortization expense recorded by Vis.align prior to the acquisition date.
     TimeHeart Adjustments:
     To calculate the pro forma effect of fixed asset depreciation and intangible asset amortization for the portion of calendar year 2006 prior to acquisition, the following preliminary allocations were made, based on an independent, third-party valuation:
     Acquired intangible assets comprised:

			($000’s) Estimated annual
	($000’s)	Estimated average	depreciation/
	Depreciable basis	remaining useful life	amortization expense
Intanble asset class:
Completed technologies	372	3.9 years	96
Partner agreements	1,021	2.2 years	468
Licenses	59	2.5 years	24
Customer relationships	901	1.1 years	816

Total	$2,353		$1,404

     The proforma adjustment is for the full year estimated annual amortization expense per the table above, less amortization expense recorded by TimeHeart prior to the acquisition date.
     Optics Adjustments:
     To calculate the pro forma effect of fixed asset depreciation and intangible asset amortization for the portion of calendar year 2006 prior to acquisition, the following preliminary allocations were made, based on an independent, third-party valuation:

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
     Acquired intangible assets comprised:

		Estimated
		average	Estimated annual
		remaining	amortization
		useful lives	expense (000’s)
Customer base	$338	3 years	$113
Distribution network	405	3 years	135
Internally developed technology	113	3 years	38
Online game license agreements	1,412	3 years	471

Total	$2,268		$756

     The pro forma adjustment is for the full year estimated annual amortization expense per the table above, less amortization expense recorded by Optics prior to the acquisition date.
3.2. To adjust the income tax provision for the effect of the pro forma adjustments based upon combined federal, state and local corporate income tax rates, estimated at 38.5%.
3.3. To adjust the income tax provision for the effect of the pro forma adjustments based upon combined federal, state and local corporate income tax rates, estimated at 0% (reflects a 100% valuation allowance against the net deferred tax assets).
3.4. To adjust the income tax provision for the effect of the pro forma adjustments based upon the foreign income tax rates, estimated at 15%.
3.5. Represents the pro forma deferred tax impact of $111 of Optics on the amortization of intangible assets for the year ended December 31, 2006.
Note 4— Pro forma adjustments on Balance Sheet
4.1. To reduce cash balance for the amount of the acquisition.
4.2. To eliminate the shareholders’ equity of Optics.
4.3. To adjusted the net assets acquired to their estimated fair values.
4.4. To record goodwill for the excess of cash paid compared to the fair value of the net assets acquired.